SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 29, 2004

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 29, 2004

SCOR (Registrant)

By:	/s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

The Company advises that in the June 30, 2003 consolidated income statement included in the June 30, 2003 interim consolidated financial statements filed with the SEC under Form 6-K on September 26, 2003, operating revenues and operating expenses should be reclassified as follows, without any impact on reported shareholders’ equity and/or net loss as of June 30, 2003 and for the six-month period then ended:

STATEMENT OF INCOME ORIGINALLY FILED

	Six months ended
	June 30,
	2002	2003
	(EUR, in million)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 53 in June 2002 and EUR 13 in June 2003	253	282
Property-casualty premiums earned, net of premiums ceded totaling EUR 248 in June 2002 and EUR 143 in June 2003	1,837	1,521
Net investment income	111	223
Net realized gains on investments	(51)	80

Total revenues	2,150	2,106

Expenses
Life claims, net of reinsurance recoveries totaling EUR 33 in June 2002 and EUR (3) in June 2003	188	299
Property-casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 82 in June 2002 and EUR 72 in June 2003	1,548	1,297
Policy acquisition costs and commissions	467	371
Underwriting and administration expenses	102	90
Foreign exchange loss (gain), net	(60)	(87)
Other income and expenses, net	(1)	52

Total expenses	2,244	2,022

Income before taxes, minority interests and income from investments accounted for under the equity method	(94)	84

Income tax	19	(4)

Income before minority interests and income from investments accounted for under the equity method	(75)	80
Minority interests	(7)	(12)

Income before income from investments accounted for under the equity method	(82)	68
Income from investments accounted for under the equity method	5	1

Net income/ (loss)	(77)	69

	(EUR, except number of
	shares in thousands)
Earnings per share data
Basic	(2.05)	0.50

Diluted	(1.78)	0.50

Weighted average number of shares outstanding, basic	37,620	136,300

diluted	41,806	136,361

STATEMENT OF INCOME RECLASSIFIED

	Six months ended
	June 30,
	2002	2003
	(EUR, in million)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 53 in June 2002 and EUR 13 in June 2003	253	282
Property-casualty premiums earned, net of premiums ceded totaling EUR 248 in June 2002 and EUR 143 in June 2003	1,837	1,521
Net investment income	111	141
Net realized gains on investments	(51)	80

Total revenues	2,150	2,024

Expenses
Life claims, net of reinsurance recoveries totaling EUR 33 in June 2002 and EUR (3) in June 2003	188	244
Property-casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 82 in June 2002 and EUR 72 in June 2003	1,548	1,270
Policy acquisition costs and commissions	467	371
Underwriting and administration expenses	102	90
Foreign exchange loss (gain), net	(60)	(87)
Other income and expenses, net	(1)	52

Total expenses	2,244	1,940

Income before taxes, minority interests and income from investments accounted for under the equity method	(94)	84

Income tax	19	(4)

Income before minority interests and income from investments accounted for under the equity method	(75)	80
Minority interests	(7)	(12)

Income before income from investments accounted for under the equity method	(82)	68
Income from investments accounted for under the equity method	5	1

Net income/ (loss)	(77)	69

	(EUR, except number of
	shares in thousands)
Earnings per share data
Basic	(2.05)	0.50

Diluted	(1.78)	0.50

Weighted average number of shares outstanding, basic	37,620	136,300

diluted	41,806	136,361

This reclassification does not affect the interim consolidated financial statements as of and for the six-month period ended June 30, 2003 prepared in accordance with French GAAP. This reclassification will be reflected in the comparative income statement in the June 30, 2004 interim consolidated financial statements prepared under US GAAP that the Company is to file under Form 6-K in the second half —year of 2004.